SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


04033614

Form 11-K

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ended December 31, 2003.

OR

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 0-15981

A. Full title of the plan and address of the plan, if different from that of the issuer below:

HRH RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB, ROGAL AND HAMILTON COMPANY
d/b/a HILB ROGAL & HOBBS COMPANY
4951 Lake Brook Drive, Suite 500
GLEN ALLEN, VIRGINIA 23060
(804) 747-6500


SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C.
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

DATE: June 25, 2004



Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer
Hilb, Rogal and Hamilton Company
d/b/a Hilb Rogal & Hobbs Company

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and year ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

0404-0538507-RIC

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
HRH Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

Richmond, Virginia
June 22, 2004

HRH Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments, at fair value:		
Common Trust Fund	**$ 33,216,415**	$ 31,512,078
Mutual Funds	**77,217,120**	56,745,849
HRH Common Stock	**15,741,839**	19,092,992
HRH Stock Liquidity Fund	**86,578**	98,403
Participant loans	**3,847,065**	3,336,518
Total investments	**130,109,017**	110,785,840
Contribution receivable due from Hilb Rogal & Hobbs Company	**4,185,278**	3,755,834
Net assets available for benefits	**$ 134,294,295**	$ 114,541,674

See accompanying notes.

HRH Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Investment income	$ 1,381,341
Transfers from plan mergers	119,759
Contributions:	
Hilb Rogal & Hobbs Company	4,185,278
Employees	12,484,665
	16,669,943
Total additions	18,171,043
Deductions	
Benefit payments	7,671,982
Administrative expenses	324,375
Total deductions	7,996,357
Net realized and unrealized appreciation in fair value of investments	9,577,935
Net increase	19,752,621
Net assets available for benefits at beginning of year	114,541,674
Net assets available for benefits at end of year	$ 134,294,295

See accompanying notes.

HRH Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb Rogal & Hobbs Company (the Company). In May 2004, the Company changed its name from Hilb, Rogal and Hamilton Company to Hilb Rogal & Hobbs Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, the Plan was amended to allow for the merger of the Hobbs Group, LLC 401(k) Savings Plan (Hobbs Plan). The Plan assumed control of all the Hobbs Plan assets as of that date with a value of $19,548,229. These assets were physically transferred to the Plan in the first week of January 2004. In January 2004, the Hobbs Plan investments were converted to Plan investments of a similar nature.

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 100% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company makes a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company's Board of Directors based on a percentage of participants' compensation. No such contributions were made for 2003.

Participants can elect among several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election are automatically invested in the PNC Investment Contract Fund.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant's earnings or account balance, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to a participant from the participant's account. Loans are secured by the participant's remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest established by the Plan Administrator based on local prevailing rates, and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant's primary residence, in which case the loan term may not exceed 15 years.

Payment of Benefits

Upon termination of service a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly or annual installments.

1. Description of the Plan (continued)

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the Plan's investments are held by PNC Bank, N.A., trustee of the Plan.

In 2003, the Company, as the Plan's sponsor, added eleven investment funds to the Plan and removed eleven investment funds from the Plan.

3. Investments (continued)

Individual investments representing 5 percent or more of the fair value of net assets available for benefits were as follows:

	December 31	
	2003	**2002**
Common Trust Fund:		
PNC Investment Contract Fund	**$ 33,216,415**	$31,512,078
Mutual Funds:		
Fidelity Magellan Fund	**12,126,668**	8,853,991
Janus Adviser Balanced Fund	**10,630,919**	7,805,869
Janus Adviser Capital Fund	**10,086,401**	7,402,757
Putnam International Growth Fund	**9,246,445****	–
BlackRock Index Equity Fund (PNC Index Equity Fund Service Class)	**8,499,216****	–
American Fundamental R4 Fund	**7,364,998****	–
Janus Adviser Worldwide Fund	–	7,231,431*
Common Stock Fund:		
HRH Common Stock Fund	**15,741,839**	19,092,992

**Investment option was closed in 2003.*
***Investment option was added in 2003.*

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$ 12,748,391
Common Trust Fund	1,287,451
HRH Common Stock	(4,457,907)
	$ 9,577,935

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 21, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Related-Party Transactions

Certain plan assets are invested in funds sponsored by the trustee and stock of the Company. Transactions involving these investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

6. Differences Between Financial Statements and Form 5500

As discussed in Note 1, effective January 1, 2004, the Plan assumed control of all the Hobbs Plan assets with a value of $19,548,229. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2003
Net assets available for benefits per the financial statements	$ 134,294,295
Amounts for assets transferred from the Hobbs Plan	19,548,229
Net assets available for benefits per the Form 5500	$ 153,842,524

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of a transfer of assets to the Plan per the financial statements to the Form 5500:

	Year ended December 31, 2003
Transfers from plan mergers per the financial statements	$ 119,759
Amounts for assets transferred from the Hobbs Plan	19,548,229
Transfers from plan mergers per the Form 5500	$ 19,667,988

Supplemental Schedule

HRH Retirement Savings Plan

EIN 54-1194795, Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Common Trust Fund:		
PNC Investment Contract Fund*	12,834,820 shares	$ 33,216,415
Mutual Funds:		
BlackRock Core Bond Fund*	599,008 shares	5,786,415
American Fundamental R4 Fund	255,552 shares	7,364,998
Janus Adviser Balanced Fund	450,654 shares	10,630,919
BlackRock Index Equity Fund* (PNC Index Equity Fund Service Class)	399,212 shares	8,499,216
Aim Small Cap Growth Fund	212,221 shares	5,456,196
Fidelity Magellan Fund	124,071 shares	12,126,668
Royce Low Price Stock Fund	151,485 shares	2,117,765
Putnam International Growth Fund	447,553 shares	9,246,445
Janus Adviser Capital Fund	473,318 shares	10,086,401
T. Rowe Price Emerging Markets Fund	36,450 shares	563,882
Morgan Stanley Institutional REIT Fund	48,158 shares	862,997
America EuroPacific Growth R4 Fund	15,544 shares	465,220
American Balanced R4 Fund	24,453 shares	422,552
Phoenix-Engemann Aggressive Growth Fund	217,670 shares	3,026,027
America Growth Fund of America R4 Fund	22,962 shares	561,419
		77,217,120
HRH Common Stock*	490,859 shares	15,741,839
HRH Stock Liquidity Fund*	86,578 shares	86,578
Participant Loans*	Interest rates ranging from 4.26% to 10.50%; maturity dates vary with remaining terms from 1 to 15 years.	3,847,065
Total investments		$ 130,109,017

** Indicates party-in-interest to the Plan.*

EXHIBIT 23

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-44735) pertaining to the HRH Retirement Savings Plan of Hilb Rogal & Hobbs of our report dated June 22, 2004, with respect to the financial statements and schedule of the HRH Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Richmond, Virginia
June 22, 2004

Exhibit 99.1

STATEMENT OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Form 11-K of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company for the year ended December 31, 2003, I, Martin L. Vaughan, III, Chief Executive Officer of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) such Form 11-K for the year ended December 31, 2003 fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in such Form 11-K for the year ended December 31, 2003 fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the HRH Retirement Savings Plan as of and for the periods presented in such Form 11-K.



By:________________________ Date: June 25, 2004

Martin L. Vaughan, III
Chief Executive Officer

Exhibit 99.2

STATEMENT OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Form 11-K of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company for the year ended December 31, 2003, I, Carolyn Jones, Senior Vice President, Chief Financial Officer and Treasurer of Hilb, Rogal and Hamilton Company d/b/a Hilb Rogal & Hobbs Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) such Form 11-K for the year ended December 31, 2003 fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in such Form 11-K for the year ended December 31, 2003 fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the HRH Retirement Savings Plan as of and for the periods presented in such Form 11-K.

By: ______________________ Date: June 25, 2004
Carolyn Jones
Senior Vice President, Chief
Financial Officer and Treasurer